UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Rumble Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78137L105

(CUSIP Number)

Christopher Pavlovski

c/o Rumble Inc.

444 Gulf of Mexico Dr.

Longboat Key, FL 34228

Telephone Number: (941) 210-0196

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Russell L. Leaf
Sean M. Ewen
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

September 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Christopher Pavlovski
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,182,173(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 140,182,173(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,182,173(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 104,682,403 shares of Class A Common Stock (as defined below) of the Issuer (as defined below) issuable upon the exchange of exchangeable shares in 1000045728 Ontario Inc., a corporation formed under the laws of the Province of Ontario, Canada, and an indirect, wholly owned subsidiary of the Issuer (“ExchangeCo”, and such shares, the “ExchangeCo Shares”), of which 34,858,165 ExchangeCo Shares have been placed in escrow pursuant to the terms of the Business Combination Agreement, dated December 1, 2021 (the “Business Combination Agreement”), by and between CF Acquisition Corp. VI (n/k/a Rumble Inc.) (“CF VI”) and Rumble Inc. (n/k/a Rumble Canada Inc.) (“Rumble Canada”), and are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement; (ii) 34,399,769 shares of Class A Common Stock issuable upon the exercise of options, of which 11,335,655 shares of Class A Common Stock issuable upon the exercise of such options are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement; and (iii) a grant to the Reporting Person of restricted stock units (RSUs) covering 1,100,000 shares of Class A Common Stock pursuant to the 2022 Rumble Inc. Stock Incentive Plan, which RSUs, subject to the Reporting Person’s continuous employment through the applicable vesting dates, will vest in one-third installments on each of September 16, 2023, September 16, 2024 and September 16, 2025. Excludes (i) 104,682,403 shares of Class C Common Stock, par value $0.0001 per share, of the Issuer (the “Class C Common Stock”), which are issued in “tandem” with each ExchangeCo Share, with each such share of Class C Common Stock intended to give the holder thereof the same voting rights as one share of Class A Common Stock, but are otherwise non-economic, (ii) 105,782,403 shares of Class D Common Stock, par value $0.0001 per share, of the Issuer (the “Class D Common Stock”), with each share carrying 11.2663 votes per share, which together with any shares of Class A Common Stock and Class C Common Stock held by the Reporting Person as of the consummation of the transactions contemplated by the Business Combination Agreement, give the Reporting Person approximately 85% of the voting power of the Issuer on a fully-diluted basis, and (iii) 1,100,000 ExchangeCo Shares held by the Reporting Person that were immediately repurchased by the Issuer following the consummation of the transactions contemplated by the Business Combination Agreement pursuant to the terms of the Share Repurchase Agreement (as defined below).

(2)

Percentage based on 280,229,977 shares of Class A Common Stock issued and outstanding (inclusive of all shares of Class A Common Stock issuable upon exchange of the ExchangeCo Shares and which also includes shares of Class A Common Stock and ExchangeCo Shares placed in escrow pursuant to the terms of the Business Combination Agreement) as of September 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on September 22, 2022. For purposes of the foregoing calculation, the issued and outstanding Class A Common Stock also includes 1,100,000 shares of Class A Common Stock issuable upon vesting of the RSUs granted to the Reporting Person as described in note 1 above.

Item 1.  Security and Issuer

This Schedule 13D is filed in relation to the shares of the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Rumble Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 444 Gulf of Mexico Drive, Longboat Key, Florida 34228.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Christopher Pavlovski (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is c/o Rumble Inc., 444 Gulf of Mexico Drive, Longboat Key, Florida 34228.

(c)

The Reporting Person’s principal occupation or employment is Chief Executive Officer of the Issuer. The name, principal business and address of the corporation or other organization in which such employment is conducted is Rumble Canada Inc., an indirect, wholly owned subsidiary of the Issuer, 218 Adelaide Street West, Suite 400, Toronto, Ontario, M5H 1W7, Canada.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

On September 16, 2022, in connection with the consummation of the transactions contemplated by the Business Combination Agreement (the closing of such transactions, the “Closing”), pursuant to the terms of the Business Combination Agreement, and in exchange for their respective shares of capital stock of Rumble Canada, for each share of Rumble Canada capital stock held by eligible electing Canadian shareholders of Rumble Canada (the “Electing Shareholders”), such Electing Shareholders received a number of ExchangeCo Shares equal to the quotient obtained by dividing the Price Per Company Share (as defined in the Business Combination Agreement) by $10.00, and such Electing Shareholders concurrently subscribed for nominal value for a corresponding number of shares of Class C Common Stock of the Issuer. The Reporting Person, as an Electing Shareholder, received 105,782,403 ExchangeCo Shares in exchange for the capital stock of Rumble Canada held by the Reporting Person at the Closing.

In addition, at the Closing and in accordance with the Business Combination Agreement, all outstanding options to purchase shares of Rumble Canada capital stock owned by the Reporting Person were exchanged for options to purchase Class A Common Stock. Pursuant thereto, the Reporting Person may be deemed to beneficially own 34,399,769 shares of Class A Common Stock issuable upon the exercise of options, of which 11,335,655 shares of Class A Common Stock issuable upon the exercise of such options are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement.

In addition, at the Closing, the Reporting Person subscribed for (i) 105,782,403 shares of Class C Common Stock for an aggregate purchase price of $10,578.24 pursuant to the Class C Subscription Agreement (as defined below), and (ii) 105,782,403 shares of Class D Common Stock for an aggregate purchase price of $1,000,000 pursuant to the Key Individual Subscription Agreement (as defined below).

Concurrently with the execution of the Business Combination Agreement, CF VI entered into the Share Repurchase Agreement (as defined below), pursuant to which, upon the Closing, CF VI repurchased 1.1 million ExchangeCo Shares from the Reporting Person and redeemed a corresponding number of shares of Class C Common Stock, for a total purchase price of $11,000,000 or $10.00 per ExchangeCo Share. Of the $11,000,000 of proceeds, the Reporting Person reinvested (i) $10,578.24 to pay the purchase price for the shares of Class C Common Stock purchased by the Reporting Person pursuant to the Class C Subscription Agreement and (ii) $1,000,000 to pay the purchase price for the shares of Class D Common Stock purchased by the Reporting Person pursuant to the Key Individual Subscription Agreement. The closing of the share repurchase occurred immediately following the Closing.

Item 4. Purpose of the Transaction

Item 3 above is hereby incorporated into this Item 4 by reference.  The Reporting Person serves as a member of the board of directors of the Issuer and as the Chief Executive Officer of the Issuer and, in such capacities, will be involved in reviewing transactions involving the Issuer and will have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  In addition, the Reporting Person owns approximately 85% of the voting power of the Company, and in such capacity, the Reporting Person will have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

From time to time, the Reporting Person, in his capacity as an officer or director of the Issuer, may also acquire beneficial ownership of additional shares of Class A Common Stock or other securities of the Issuer as compensation, by purchase or otherwise, including (i) pursuant to the exercise of any outstanding stock options currently owned by the Reporting Person or (ii) upon receipt from the Issuer of future compensatory equity incentive awards for which the Reporting Person qualifies, including, but not limited to, awards of shares of Class A Common Stock, options to purchase shares of Class A Common Stock, and restricted stock units for Class A Common Stock.

In addition, subject to the Reporting Person’s compliance with the terms of the Lock-Up Agreement as described in Item 6 below, the Reporting Person may at any time and from time to time, and in each case upon such terms as the Reporting Person may deem advisable: (i) acquire additional shares of common stock and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of his shares of common stock and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise, including through a trading plan created under Rule 10b5-1(c) under the Securities Exchange Act of 1934; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates), which transactions may be deemed to either increase or decrease the Reporting Person’s economic exposure to the value of the shares of common stock and/or other securities of the Issuer; (iv) engage in any other hedging or similar transactions with respect to the shares of common stock and/or other securities or instruments of the Issuer; and/or (v) use any or all of his shares of common stock and/or other securities and/or instruments of the Issuer (or its affiliates) as collateral for loans, including in respect of margin account borrowings.

The Reporting Person may, at any time and from time to time, (i) review or reconsider his position in the Issuer or change his purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

Other than as described above in this Item 4 and in Item 6, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 140,182,173 shares of Class A Common Stock (as determined and described in note 1 above), which represent 44.6% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 2 above).

(b)	The Reporting Person has sole power to vote and sole power to dispose of 140,182,173 shares of Class A Common Stock (which assumes 1,100,000 RSUs granted to the Reporting Person as described in note 1 above have vested).

(c)	No transactions in the Issuer’s capital stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above and Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Key Individual Subscription Agreement

For an aggregate purchase price of $1.0 million, at the Closing and pursuant to a subscription agreement, dated September 16, 2022, entered into between the Reporting Person and CF VI (the “Key Individual Subscription Agreement”), CF VI issued and sold to the Reporting Person 105,782,403 shares of Class D Common Stock, each share carrying the right to 11.2663 votes, which as of the Closing, together with the Class C Common Stock held by the Reporting Person, gave the Reporting Person approximately 85% of the voting power of the Company on a fully diluted basis. The foregoing summary of certain terms and conditions of the Key Individual Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Key Individual Subscription Agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on September 22, 2022 and is incorporated by reference herein as Exhibit 10.1.

Lock-Up Agreement

In connection with the Business Combination Agreement, the Reporting Person entered into a Lock-Up Agreement, dated December 1, 2021, with CF VI (the “Lock-Up Agreement), pursuant to which the securities of CF VI and ExchangeCo held by the Reporting Person are locked-up and subject to transfer restrictions, subject to certain customary exceptions, such as transfers to affiliates, gifts or charitable donations, transfers for estate planning purposes, transfers in connection with the exercise of Exchanged Company Options (as defined in the Issuer’s Current Report on Form 8-K filed on September 22, 2022) or restricted stock, or for other structuring purposes. The securities held by the Reporting Person are locked-up until the earlier of: (i) the one (1) year anniversary of the date of the consummation of the Closing, (ii) the date on which the last reported sale price of Class A Common Stock exceeds $15.00 per share (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 trading days within any 30 trading-day period commencing at least 150 days after the consummation of the Business Combination, and (iii) the date on which the Issuer consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction after the consummation of transactions contemplated by the Business Combination Agreement which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. The foregoing summary of certain terms and conditions of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Form of Lock-Up Agreement, a copy of which was filed by CF VI as Annex H to the final prospectus and definitive proxy statement (the “Proxy Statement/Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2022 and is incorporated by reference herein as Exhibit 10.2.

Share Repurchase Agreement

CF VI entered into the Share Repurchase Agreement, dated December 1, 2021, with the Reporting Person (the “Share Repurchase Agreement”), pursuant to which, upon the Closing, CF VI repurchased 1.1 million ExchangeCo Shares from the Reporting Person and redeemed a corresponding number of shares of Class C Common Stock, for a total purchase price of $11,000,000 or $10.00 per ExchangeCo Share. The foregoing summary of certain terms and conditions of the Share Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Share Repurchase Agreement, a copy of which was filed by CF VI as Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on December 2, 2021 and is incorporated by reference herein as Exhibit 10.3.

Amended and Restated Registration Rights Agreement

On September 16, 2022, at the Closing, the Reporting Person and other stockholders entered into an amended and restated registration rights agreement, dated September 16, 2022, with the Issuer (the “Registration Rights Agreement”), pursuant to which the Reporting Person was granted certain demand and “piggyback” registration rights, subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The foregoing summary of certain terms and conditions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which was filed by the Issuer as Exhibit 10.9 to the Current Report on Form 8-K filed with the SEC on September 22, 2022 and is incorporated by reference herein as Exhibit 10.4.

RSU Grant

On September 16, 2022, the Issuer granted the Reporting Person restricted stock units covering 1,100,000 shares of Class A Common Stock (the “RSUs”) pursuant to the Issuer’s 2022 Stock Incentive Plan. The RSUs were granted in lieu of the 1.1 million restricted shares of the Issuer’s Class A Common Stock that the Reporting Person was entitled to be granted pursuant to the employment agreement, effective as of September 16, 2022, by and between the Issuer and the Reporting Person. Subject to the Reporting Person’s continuous employment through the applicable vesting dates, one-third of the RSUs will vest on each of September 16, 2023, September 16, 2024 and September 16, 2025. The foregoing summary of certain terms and conditions of the RSU grant does not purport to be complete and is qualified in its entirety by reference to the complete text of the Restricted Stock Unit Grant Notice and Agreement, a copy of which was filed by the Issuer as Exhibit 10.20 to the Current Report on Form 8-K filed with the SEC on September 22, 2022 and is incorporated by reference herein as Exhibit 10.5.

Class C Subscription Agreement

On September 16, 2022, the Issuer entered into a Class C Subscription Agreement with the Reporting Person (the “Class C Subscription Agreement”), pursuant to which, upon the Closing, the Reporting Person subscribed for 105,782,403 shares of Class C Common Stock for an aggregate purchase price of $10,578.24. The foregoing summary of certain terms and conditions of the Class C Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Class C Subscription Agreement, a copy of which is filed as Exhibit 10.6 hereto.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Subscription Agreement, dated September 16, 2022, by and between CF VI and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 22, 2022).
Exhibit 10.2	Form of Lock-Up Agreement (incorporated by reference to Annex H to the Proxy Statement/Prospectus filed on August 12, 2022).
Exhibit 10.3	Share Repurchase Agreement dated December 1, 2021, by and between CF VI and the Reporting Person (incorporated by reference to Exhibit 10.4 to CF VI’s Current Report on Form 8-K filed on December 2, 2021).
Exhibit 10.4	Amended and Restated Registration Rights Agreement, dated September 16, 2022, by and among the Reporting Person, the Issuer and other stockholders party thereto (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed on September 22, 2022).
Exhibit 10.5	Restricted Stock Unit Grant Notice and Agreement, by and between Issuer and the Reporting Person, dated as of September 16, 2022 (incorporated by reference to Exhibit 10.20 to the Issuer’s Current Report on Form 8-K filed on September 22, 2022).
Exhibit 10.6*	Subscription Agreement, dated September 16, 2022, by and between CF VI and the Reporting Person.
Exhibit 24.1	Power of Attorney (incorporated herein by reference to Exhibit 24 to the Reporting Person’s Form 3, filed on September 26, 2022).

*	Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2022	/s/ Michael Ellis, as attorney-in-fact
Christopher Pavlovski